UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
LIFETIME BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-19254	11-2682486
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Stewart Avenue, Garden City, New York, 11530
(Address of principal executive offices) (Zip Code)

Laurence Winoker (516) 683-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD should be read in conjunction with the definitions contained in the U.S. Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules. “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are financing or benefiting armed conflict: tantalum, tin, tungsten and gold.
Lifetime Brands, Inc. (the “Company” and, unless the context otherwise requires, references to the “Company” shall include its consolidated subsidiaries), conducted a due diligence review concerning the sources and chain of custody of conflict minerals with respect to its current products, and determined that certain products it manufactures or contracts to manufacture contain tin or gold. Accordingly, the Company files herewith as Exhibit 1.01 its Conflict Minerals Report for the calendar year ended December 31, 2024, which is incorporated herein by reference.
The Report is also available at www.lifetimebrands.com, in the Corporate Governance subsection under Investor Relations, accessible at https://lifetimebrands.gcs-web.com/Corporate-Governance.
References in this specialized disclosure report to the Company’s website are provided for convenience only. The contents of the Company’s website are not incorporated into this specialized disclosure report by this reference, nor are they deemed filed with the SEC.

Item 1.02 Exhibit
See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits
Exhibit 1.01- Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lifetime Brands, Inc.
(Registrant)

/s/ Laurence Winoker
Laurence Winoker
Executive Vice President, Treasurer
and Chief Financial Officer
Date: May 14, 2025